Mail Stop 3561

June 7, 2007

Bradford L. Tolley, C.E.O.
Real Logic, Inc.
340 Royal Poinciana Way, Suite 326 B
Palm Beach, FL 33480

> **Re:** **Real Logic, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed August 16, 2006**
> **File No. 000-32055**

Dear Mr. Tolley:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies